UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 15, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinion which appears below.

[Letterhead of Sullivan & Cromwell LLP]

July 15, 2013

UBS AG,

Bahnhofstrasse 45,

CH-8098 Zurich,

Switzerland.

Ladies and Gentlemen:

We are acting as United States counsel to UBS AG, a corporation organized under the laws of Switzerland (the “Company”), in connection with the issuance and delivery of the debt securities identified in Annex A to this letter (the “Notes”). The Company filed with the U.S. Securities and Exchange Commission, on January 11, 2012, a registration statement on Form F-3ASR (File No. 333-178960) (the “Registration Statement”) under the U.S. Securities Act of 1933 (the “Act”) relating to the proposed offer and sale of an unspecified principal amount of the Company’s senior, unsecured debt securities, including the Notes. The Notes are being issued under an indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006, the Second Supplemental Indenture, dated as of December 13, 2010 and the Third Supplemental Indenture, dated as of November 19, 2012 (as so amended and supplemented, the “Indenture”), between the Company and U.S. Bank Trust National Association, as trustee (the “Trustee”).

In rendering this opinion, we have examined the following documents:

1.	The Indenture.

2.	Certificates of officers of the Company with respect to the authorization of the Notes, the determination of the terms of the Notes and related matters.

3.	Specimens of the Notes.

We also have examined such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, the Notes constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. In rendering the foregoing opinion, we have assumed, without independent verification, that (1) the Company has been duly incorporated and is an existing corporation in good standing (to the extent applicable) under the laws of Switzerland, (2) the Indenture and the Notes have been duly authorized, executed and delivered by the Company insofar as the laws of Switzerland are concerned and (3) none of the entry into the Indenture by the Company, the issuance of the Notes by the Company, or the performance by the Company of its obligations under the Indenture and the Notes, violates or conflicts with any applicable Swiss law.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in the Registration Statement or any related prospectus or other offering material regarding the Company or the Notes or their offering and sale.

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed, without independent verification, that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Notes conform to the specimens thereof examined by us, that the Trustee’s certificate of authentication of the Notes has been manually signed by one of the Trustee’s authorized officers, that the Notes have been delivered against payment as contemplated in the Registration Statement and that the signatures on all documents examined by us are genuine.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Annex A

Title of Note	Additional Principal Amount	Date of Issue
UBS AG Exchange Traded Access Securities (E-TRACS) Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return due 2038	$100,000,000	July 15, 2013
UBS AG ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042	$100,000,000	July 15, 2013

        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 15 July 2013

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